LEGACY
HOTELS

REAL ESTATE INVESTMENT

File No. 82-34729

04030723

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

12G32BR

SUPPL

June 14, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press Release of June 14, 2004

- **Legacy Hotels Real Estate Investment Trust Reinstitutes Distribution**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 6/17

SEC MAIL PROCESSING RECEIVED
JUN 15 2004
WASH. D.C. 505 SECTION

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari L. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File No. 82-34729

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST REINSTITUTES DISTRIBUTION

TORONTO, June 14, 2004 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) announced the resumption of its quarterly distribution. Legacy will pay a second quarter distribution of $0.08 per unit to unitholders of record as of June 30, 2004. Payment will be made on or about July 20, 2004.

"Following a challenging operating environment in the past year, our portfolio is benefiting from the recovery in travel demand. The portfolio's performance is meeting our expectations. As a result, we are pleased to resume distributions to our unitholders," said Neil J. Labatte, Legacy's President and Chief Executive Officer. "This level of distribution provides for Legacy to distribute less than its annual earnings. The balance of Legacy's earnings will be used to reduce debt."

Continued Mr. Labatte, "The underlying value of our real estate remains sound and there is solid long-term growth prospects for the lodging industry. Our portfolio is ideally positioned to benefit from improving industry fundamentals."

Legacy will release its second quarter results on July 20, 2004. At that time, Legacy will provide additional information on recent trends and its outlook for the balance of 2004.

About Legacy Hotels Real Estate Investment Trust
Legacy is Canada's premier hotel real estate investment trust with 24 luxury and first-class hotels and resorts with over 10,000 guestrooms located in Canada and the United States. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress and The Fairmont Olympic Hotel, Seattle.

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Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca